                                                           OMB APPROVAL
                                                  OMB NUMBER:          3235-0104
                                                  EXPIRES:     DECEMBER 31, 2001
                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE.....    0.5

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Penske Truck Leasing Co., L.P.
--------------------------------------------------------------------------------
   (Last)                            (First)                    (Middle)

     Route 10, Green Hills, P.O. Box 563
--------------------------------------------------------------------------------
                                     (Street)

     Reading                              PA                         19603-0563
--------------------------------------------------------------------------------
   (City)                            (State)                      (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     2/21/01(1)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Rollins Truck Leasing Corp. ("RLC")
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock, par value $1            (1)                        I
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one reporting Person, see Instruction
     5(b)(v).

                                                                     Page 1 of 3
                                                                 SEC 1473 (7-96)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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
Explanation of Responses:

(1) On February 21, 2001, the previously announced offer to purchase (the "Offer") all of the outstanding shares of common stock, par value $1.00 (the "Shares"), of Rollins Truck Leasing Corp. ("Rollins") by Sun Acquisition Corporation ("Sun"), a wholly-owned subsidiary of RTLC Acquisition Corp. ("RTLC"), a wholly-owned subsidiary of Penske Truck Leasing Co., L.P. ("PTL"), expired. In the Offer, Sun purchased 55,958,288 Shares, which constituted in excess of 90% of the issued and outstanding Shares. On February 28, 2001, Sun was merged with and into Rollins (the "Merger"). In the Merger, each issued and outstanding share of common stock of Sun, par value $0.01, was converted into the capital stock of Rollins as the surviving corporation. As a result of the Merger, Rollins became a direct subsidiary of RTLC and an indirect wholly-owned subsidiary of PTL, and Sun ceased to exist. PTL's general partner is Penske Truck Leasing Corporation, which is controlled by Penske Corporation, which, in turn, may be deemed to be controlled by Roger S. Penske. Rollins has filed a Form 15 to terminate registration of the Shares under the Securities Exchange Act of 1934 and has delisted the Shares under the New York Stock Exchange and the Pacific Stock Exchange.


PENSKE TRUCK LEASING CO., L.P.


By: Penske Truck Leasing Corporation, its general partner


By: /s/ Frank E. Cocuzza                    **           3/2/01
    ----------------------------------------             ------
    Name:  Frank E. Cocuzza                              Date
    Title: Senior Vice President - Finance


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



                                                                     Page 2 of 3
                                                                 SEC 1473 (7-96)

                          ADDITIONAL REPORTING PERSONS

RTLC Acquisition Corp.
c/o Penske Truck Leasing Co., L.P.
Route 10, Green Hills
Reading, Pennsylvania 19603


By: /s/ Frank E. Cocuzza                                 3/2/01
   -----------------------------------------             ------
    Name:  Frank E. Cocuzza                              Date
    Title: Senior Vice President - Finance


Penske Truck Leasing Corporation
c/o Penske Truck Leasing Co., L.P.
Route 10, Green Hills
Reading, Pennsylvania 19603


By: /s/ Frank E. Cocuzza                                 3/2/01
   -----------------------------------------             ------
    Name:  Frank E. Cocuzza                              Date
    Title: Senior Vice President - Finance


Penske Corporation
13400 Outer Drive, West
Detroit, Michigan  48239-4001


By: /s/ Roger S. Penske                                  3/2/01
   -----------------------------------------             ------
    Name:  Roger S. Penske                               Date
    Title: Chairman


Roger S. Penske
c/o Penske Corporation
13400 Outer Drive, West
Detroit, Michigan  48239-4001


/s/ Roger S. Penske                                      3/2/01
--------------------------------------------             ------
Roger S. Penske                                          Date



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